Exhibit 99.5

June 13, 2023

To All Concerned Parties

REIT Issuer:

Kenedix Office Investment Corporation

Hiroaki Momoi, Executive Director

(Securities Code: 8972)

Asset Management Company:

Kenedix Real Estate Fund Management, Inc.

Hikaru Teramoto, President & CEO

Inquiries:

Tomoya Shigaki

Head of Strategic Planning,

Office REIT Department

TEL: +81-3-5157-6010

Notice Concerning Split of Investment Units

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Kenedix Office Investment Corporation (“the Investment Corporation”) announced that it has decided at the Board of Directors Meeting held today, to split its investment units (“the Split of Investment Units”) as follows.

1.	Purpose of Split of Investment Units

As announced in the press realease “Notice Concerning Execution of the Merger Agreement by and among Kenedix Office Investment Corporation, Kenedix Residential Next Investment Corporation and Kenedix Retail REIT Corporation” dated today by the Investment Corporation, Kenedix Residential Next Investment Corporation (“KDR”) and Kenedix Retail REIT Corporation (“KRR”), the Investment Corporation, KDR, and KRR agreed to implement an absorption-type merger (the “Merger”), in which the Investment Corporation will become the surviving corporation and KDR and KRR will become the dissolving corporations, with the effective date being November 1, 2023, and entered into a merger agreement (the “Merger Agreement”) as of today.

The Merger will be effected by way of an absorption-type merger with the Investment Corporation as the surviving corporation, with KDR and KRR having a merger ratio of 0.67 and 0.84, respectively, against one for the Investment Corporation, before taking into account the Split of Investment Units. However, with this merger ratio, 0.67 Investment Corporation’s investment units will be allotted against one KDR investment unit and 0.84 Investment

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Corporation’s investment units will be allotted against one KRR investment unit, resulting in a number of KDR and KRR unitholders that will receive Investment Corporation’s investment units of less than one unit. For this reason, in order to enable the unitholders of KDR and KRR to continue to hold the Investment Corporation’s investment units after the Merger, we decided to split the Investment Corporation’s investment units at a ratio of two investment units per one investment unit, for the purpose of providing at least one Investment Corporation’s investment unit to all unitholders of KDR and KRR. As a result of the Split of Investment Units, KDR unitholders will be allotted 1.34 Investment Corporation’s investment units after the Split of Investment Units against each KDR investment unit, and KRR unitholders will be allotted 1.68 Investment Corporation’s investment units after the Split of Investment Units against each KRR investment unit.

2.	Overview of Split of Investment Units

(1)	Method of Split of Investment Units

The Investment Corporation will implement a two for one split of the investment units held by unitholders of the Investment Corporation stated or recorded on the registry of unitholders as of Tuesday, October 31, 2023, which is the day preceding the effective date of the Merger. The Split of Investment Units will become effective on Wednesday, November 1, 2023, which is the effective date of the Merger, provided that the merger agreement pertaining to the Merger has not been terminated or expired by the day before the effective date of the Merger.

(2)	Number of Investment Units to be Increased by the Split of Investment Units

1)	Total number of Investment Corporation’s investment units issued and outstanding before the Split of Investment Units:	848,430 units
2)	Number of investment units to be increased through the Split of Investment Units:	848,430 units
3)	Total number of Investment Corporation’s investment units issued and outstanding after the Split of Investment Units:	1,696,860 units
4)	Total number of Investment Corporation’s investment units issued and outstanding after the Merger:	4,142,897 units (Note 1)
5)	Total number of authorized investment units after the Split of Investment Units and the Merger:	20,000,000 units (Note 2)
(Note 1)	The number of investment units will be calculated based on the assumption that one KDR investment unit will be allotted 1.34 Investment Corporation’s investment units after the Split of Investment Units for all of KDR’s issued investment units as of today (1,070,433 units), and one KRR investment unit will be allotted 1.68 Investment Corporation’s investment units after the Split of Investment Units for all of KRR’s issued investment units as of today (602,177 units).

(Note 2)	The current total number of authorized Investment Corporation’s investment units is 4,000,000 units. However, in connection with the Split of Investment Units, the Articles of Incorporation of the Investment Corporation will be partially amended and the total number of authorized investment units will be changed as of the effective date of the Merger.

3.	Schedule of Split of Investment Units

Date of public announcement of record date	Early October, 2023 (planned)
Record date	October 31, 2023 (planned)
Effective date	November 1, 2023 (planned)

*	The Investment Corporation’s website: https://www.kdo-reit.com/en/

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